Exhibit 99.2

INFORMATION TO SHAREHOLDERS AND INTERESTED PARTIES

creInvest AG, Zug

Information with regard to the absorption merger with Julius Baer Invest Ltd.

Zug, 29 June 2009

1    Background and critical considerations

Founded in March 1996, creInvest AG was the first publicly held Swiss company to provide investors access to non-traditional investments such as hedge funds. Shares in the company have been traded on the SIX Swiss Exchange since the end of October 1996.

The company has continuously achieved its investment objective and despite considerably lower volatility, distinctly outperformed the benchmark. During the last three years in particular, creInvest AG has not only preserved the capital but also — in co-operation with its market maker, Bank Julius Baer & Co. Ltd. — ensured that the discount to the consolidated net asset value has remained within a small bandwidth (on average between 4% and 5%).

To date it has been a company principle to on the one hand, jointly with the market maker, ensure a stable development of the share price in line with the consolidated net asset value and on the other hand, as a result of this, to manage the company capital very flexibly. In this sense the company has continuously adapted the capital to the respective supply and demand and therefore partly adopted — with a certain delay — the concept of an open-ended vehicle. Nonetheless, creInvest AG could not stop the general trend of a declining demand in closed-end vehicles (as opposed to open-ended) over the last years, which is expected to accelerate.

As a result of these trends and the recent market developments, creInvest AG has adapted its capital to the demand and consequently reduced the company size by 60% over the last three years. The current size of the company is deemed to be below critical volume to run in a cost-efficient manner a fully-fledged portfolio investing directly in hedge funds worldwide. In addition, the aforementioned development makes it increasingly difficult for the market maker, Bank Julius Baer & Co. Ltd., to quote a price close to creInvest AG’s consolidated net asset value. Finally, the shareholders could eventually come to the conclusion that liquidation of the company might make sense. This, however, could lead to potential adverse tax implications for certain shareholders.

The Board of Directors of creInvest AG has therefore reached the conclusion that the continuation of the company is only possible under difficult circumstances and that, thus, the planned absorption merger is to be viewed in a very positive light.

2    Brief description of the planned absorption merger(1)

According to the merger agreement signed on 26 June 2009, all assets and liabilities of creInvest AG as the transferring company will be transferred to Julius Baer Invest Ltd. as the surviving company. The merger agreement is still subject to approval at the Extraordinary Shareholders’ Meetings of both companies. With the registration of the merger with the commercial register, creInvest AG will be dissolved without liquidation and deregistered from the commercial register of the canton of Zug. Consequently, its shares will be delisted. The shareholders of creInvest AG will receive as compensation for each creInvest share a certain number of shares in Julius Baer Holding Ltd., which is listed on the SIX Swiss Exchange. The calculation of the exchange ratio is defined in the merger agreement and is calculated as follows: after trading hours on the last Thursday prior to the Extraordinary Shareholders’ Meeting (calculation day; presumably 30 July 2009) the consolidated net asset value of creInvest AG as of the valuation day (the valuation day is the last Monday prior to the calculation day, presumably 27 July 2009) will be calculated. From this value a discount of one percent will be subtracted. The resulting amount in Swiss francs will be divided by the mean of the average volume weighted daily Julius Baer Holding AG share prices over the previous five business days until the calculation day (presumably 24 July to 30 July 2009). The split of the private banking and the asset management divisions of the Julius Baer group into two separate units, planned for September 2009, has no impact on the calculation of the compensation, as the consummation of the merger is expected to take place prior to the split of the Julius Baer group. Pursuant to Art. 18 (5) of the Swiss Merger Act (FusG) the merger resolution of the Extraordinary Shareholders’ Meeting will only become effective, if it is approved by at least 90% of all share votes.

During 30 days prior to the resolution of Extraordinary Shareholders’ Meeting the shareholders may obtain further information on the merger with Julius Baer Invest Ltd., including the merger contract, the joint merger report, the audit report by the joint merger

(1)Only the signed merger agreement as available on the company’s homepage (www.creinvest.ch/shareholders/information.shtm) is legally binding.

creInvest AG, Neugasse 4, CH-6301 Zug

Tel. +41 (0) 41 710 00 68, Fax +41 (0) 41 711 60 46, info@creinvest.ch, www.creinvest.ch auditor PricewaterhouseCoopers AG, the merger financial statements of creInvest AG, the financial statements and annual reports of creInvest AG for the last three business years as well as today’s information to shareholders and interested parties, either from the company’s homepage (www.creinvest.ch/shareholders/information.shtm) or by requesting it directly from the company (info@creinvest.ch).

As at least 90% of all share votes are required to approve the merger, the Board of Directors recommends all shareholders participate at the Extraordinary Shareholders’ Meeting respectively to ensure that their votes are represented at the Extraordinary Shareholders’ Meeting. As mentioned in the merger report, the Board of Directors considers the exchange ratio to be attractive: the discount of creInvest AG has ranged within a small bandwidth of 4% to 5% to the net asset value over the past 6 years and the exchange ratio will be determined applying a discount of only 1% close to the market shortly before the Extraordinary Shareholders’ Meeting. For these reasons and due to the fact that the future of creInvest AG seems uncertain, the Board of Directors recommends the shareholders of creInvest AG approve the proposal.

With the approval of the proposal, creInvest AG shareholders will subsequently become shareholders of Julius Baer Holding Ltd., a distinguished, leading wealth manager well positioned and perfectly equipped for success in the currently challenging environment.

3    Tentative schedule

26 June 2009	Merger resolution by the Board of Directors of both companies

29 June 2009	Publication of the planned absorption merger and invitation to the Extraordinary Shareholders’ Meeting

2 July 2009	Publication in the commercial Gazette (SHAB)

27 July 2009	Delisting announcement with the last trading day on 6 August 2009 (on the condition that the merger is approved by the shareholders)

30 July 2009	Calculation and publication of the actual exchange ratio

3 August 2009	Extraordinary Shareholders’ Meetings of creInvest AG and Julius Baer Invest Ltd.

4 August 2009	Registration of the merger with the commercial register, Dissolution of the company by deregistration from the commercial register; trading in creInvest shares suspended until delisting

5 August 2009	Execution of the share exchange (and partial cash settlement)

6 August 2009	Last trading day

7 August 2009	Value date for the share exchange; delisting and completion of the merger transaction

Until November 2009	Three-time debtor call followed by a three-month period to request payment of potential obligations

Contact

Roman Aschwanden

Chief Executive Officer, creInvest AG

T + 41 (0)41 710 00 68

Disclaimer

Notice to US Investors

The merger of Julius Baer Invest Ltd. and CreInvest AG (the Merger) relates to the shares of a Swiss company and is proposed to be made by means of a statutory merger under Swiss law. Accordingly, the Merger is subject to the disclosure requirements and practices applicable in Switzerland to statutory mergers, which differ from the disclosure requirements of the United States.

Financial information included in this document has been prepared in accordance with accounting standards applicable in Switzerland and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for investors to enforce their rights and any claim they may have arising under the federal securities laws, since Julius Baer Holding Ltd. and Julius Baer Invest Ltd. are Swiss companies, and some or all of their officers and directors are residents of countries other than the United States. Investors may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

In accordance with the exemption from the registration requirements of the US Securities Act of 1933, as amended, provided by Rule 802 thereunder with respect to the Julius Baer Holding Ltd. shares to be offered in connection with the Merger, Julius Baer Invest Ltd. will submit to the US Securities and Exchange Commission any informational document it publishes or otherwise disseminates to holders of CreInvest AG shares related to the Merger.

This document contains forward-looking statements which express intentions, estimates, expectations and forecasts relating to future financial and operational developments and results, or which contain subjective views. These statements are based on assumptions and expectations that CreInvest AG and Julius Baer Invest Ltd. believe are reasonable from the current perspective. However, they involve known and unknown risks, uncertainties and other factors which could mean that these statements prove incorrect or that substantial differences arise between the actual results, financial situation, development or performance of CreInvest AG, Julius Baer Invest Ltd. or Julius Baer Holding Ltd. and the information contained in the forward-looking statements. In view of these uncertainties, readers of this document are cautioned not to place undue reliance on such forward-looking statements. In particular none of CreInvest AG, Julius Baer Invest Ltd. or Julius Baer Holding Ltd. accept any obligation to update such forward-looking statements.

Notice to United Kingdom Investors

This document is for distribution only to persons who: (a) are outside the United Kingdom; (b) have professional experience in matters relating to investments; or (c) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (all such persons together being referred to as relevant persons). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Persons who are nominees of any persons who have a registered address, or who are resident or located in, or who are citizens of, or which are corporations, partnerships or other entities created or organised under the laws of, the United Kingdom (each such nominee being a Nominee) should consult their appropriate professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them: (a) to distribute or disclose this document, or any communication in respect of the offers contemplated in this document, to such persons or entities; (b) to vote on behalf, or at the direction or instruction, of, or as proxy for, such persons or entities in connection with the proposed merger between Julius Baer Invest Ltd. and CreInvest AG at the CreInvest AG extraordinary general meeting expected to be held on or about August 3, 2009 (the EGM); or (c) to provide a confirmation in the usual form to such a person or entity to enable it to vote as a CreInvest AG shareholder at the EGM. If a Nominee is in any doubt as to such consents or other formalities, such Nominee should contact its appropriate professional adviser immediately.